Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our reports dated February 25, 2005, with respect to the consolidated financial statements of Great Lakes Chemical Corporation, Great Lakes Chemical Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Great Lakes Chemical Corporation, included in its Annual Report (Form 10-K), as amended for the year ended December 31, 2004, and the related financial statement schedule of Great Lakes Chemical Corporation included therein, filed with the Securities and Exchange Commission, on Post Effective Amendment No. 1 to Form S-4 on Form S-8 of Chemtura Corporation pertaining to the Great Lakes Chemical Corporation Savings Plan in connection with the merger of Great Lakes Chemical Corporation.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
June 30, 2005